Exhibit 99.2

APPFLUENT TECHNOLOGY INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS IN

THOUSANDS

REPORT OF INDEPENDENT AUDITORS
To the stockholders
APPFLUENT TECHNOLOGY INC.

We have audited the accompanying financial statements of Appfluent Technology Inc., which comprise the balance sheet as of December 31, 2014, and the related statements of operation, changes in stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles. This includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Appfluent Technology Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/S/ KOST FORER GABBAY & KASIERER
June 1, 2015	A Member of Ernst & Young Global

Independent Auditor’s Report

Board of Directors
Appfluent Technology, Inc.
Rockville, Maryland

We have audited the accompanying financial statements of Appfluent Technology, Inc., which comprise the Balance Sheet as of December 31, 2013, and the related Statements of Operation, Changes in Stockholders’ Deficit, and Cash Flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor’s Report (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Appfluent Technology, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Aronson LLC
Aronson LLC
Rockville, Maryland
May 29, 2015

APPFLUENT TECHNOLOGY INC.

BALANCE SHEETS

U.S. dollars in thousands (except stock and stock data)

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$609	$524
Trade receivables	316	184
Other accounts receivable and prepaid expenses	32	14

Total current assets	957	722

OTHER ASSETS	10	10

PROPERTY AND EQUIPMENT, NET	92	73

Total assets	$1,059	$805

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Credit line	$250	$505
Loan	-	530
Trade payables	72	77
Deferred revenue	1,575	1,724
Other accounts payable and accrued expenses	198	361

Total current liabilities	2,095	3,197

Deferred revenue	98	12

CONVERTIBLE REDEEMABLE PREFERRED STOCK:
Series AA, AA-1 and AA-2 Preferred Stock of $0.001 par value	8,242	17,094

STOCKHOLDERS' DEFICIT:
Common Stock of $0.001 par value	* )	* )
Additional paid-in capital	25,345	16,524
Accumulated deficit	(34,721)	(36,022)

Total stockholders' deficit	(9,376)	(19,498)

Total liabilities and stockholders' deficit	$1,059	$805

*)           Represent an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

APPFLUENT TECHNOLOGY INC.

STATEMENTS OF OPERATION

U.S. dollars in thousands

	Year ended December 31,
	2013	2014

Revenue:
Software licenses	$1,304	$1,773
Maintenance and services	1,458	1,913

Total revenues	2,762	3,686

Operating expenses:
Cost of revenues	$277	301
Research and development	1,581	1,665
Sales and marketing	1,938	2,283
General and administrative	504	675

Total operating expenses	4,300	4,924

Operating loss	(1,538)	(1,238)

Financial expenses, net	13	63

Net loss	$(1,551)	$(1,301)

Change in the redemption amount of Convertible Redeemable Preferred Stock	-	(8,852)

Net loss attributable to holders of Common Stock	$(1,551)	$(10,153)

The accompanying notes are an integral part of the financial statements.

APPFLUENT TECHNOLOGY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

U.S. dollars in thousands (except stock data)

	Common Stock			Additional paid-in		Accumulated	Total stockholders'
	Number	Amount		capital		deficit	deficit

Balance as of January 1, 2013	420,955	*	)	25,345		(33,170)	(7,825)
Exercise of options	541	*	)	*	)	-	* )
Net loss	-	-		-		(1,551)	(1,551)

Balance as of December 31, 2013	421,496	*	)	25,345		(34,721)	(9,376)

Exercise of options	12,708	*	)	2		-	2
Stock-based compensation	-	-		29		-	29
Change in the redemption amount of Convertible Redeemable Preferred Stock	-	-		(8,852)		-	(8,852)
Net loss	-	-		-		(1,301)	(1,301)

Balance as of December 31, 2014	434,204	*	)	16,524		(36,022)	(19,498)

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

APPFLUENT TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014

Cash flows from operating activities:
Net loss	$(1,551)	$(1,301)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	29
Depreciation	26	80
Accrued interest on loan	-	30
Change in:
Trade receivables	476	132
Other accounts receivable and prepaid expenses	(15)	18
Deferred revenue	117	63
Other accounts payable and accrued expenses	130	168

Net cash used in operating activities	(817)	(781)

Cash flows from investing activities:
Purchase of property and equipment	(44)	(61)

Net cash used in investing activities	(44)	(61)

Cash flows from financing activities:
Proceeds from loan	-	500
Proceeds from credit line	-	255
Exercise of options	-	2

Net cash provided by financing activities	-	757

Decrease in cash and cash equivalents	(861)	(85)
Cash and cash equivalents at the beginning of the year	1,470	609

Cash and cash equivalents at the end of the year	$609	$524

Supplemental disclosure of non-cash investing and financing activities:

Change in the redemption amount of Convertible Redeemable Preferred Stock	$-	$8,852

Cash paid during the year:

Interest paid	$15	$13

The accompanying notes are an integral part of the financial statements.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 1: -	GENERAL

a.
Appfluent Technology Inc. (the "Company") was incorporated and is located in United States and is a leading provider of enterprise Business Intelligent ("BI") and data warehouse management software. The Company's software, Appfluent Visibility, non-disruptively captures, correlates and analyzes user activity, application data, and database information for detailed usage-analysis over time.

Enterprise Information Management (“EIM”), BI and data warehousing professionals, as well as the entire IT team, use the Company's product suite to help resolve critical query performance issues, guide data consolidation and migration projects and mitigating regulatory risk. With Visibility, EIM, BI and data warehousing teams can completely analyze workloads and data usage to reduce costs by offloading data to more cost effective Big Data systems, optimize performance by pinpointing resource intensive activity, streamline database migrations and consolidations and mitigate regulatory risk by ensuring trusted usage of data.

b.	On March 18, 2015, the Company has been acquired by Attunity Inc., wholly owned subsidiary of Attunity Ltd. (See also Note 8b).

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies and revenue recognition. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The accompanying financial statements have been prepared in U.S. dollars.

The Company's revenue, expenses and financing activities are conducted in U.S. dollars. The Company's management believes that the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of the Company.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operation as financial income or expense, as appropriate.

c.	Cash and cash equivalents:

The Company considers all highly liquid investments, which are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

d.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Computers and peripheral equipment	20-33
Office furniture and equipment	10-20

Property and equipment are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2013 and 2014, no impairment losses have been recorded.

e.	Research and development costs:

Research and development costs are charged to statement of operation as incurred. ASC 985-20 "Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents and trade receivables.

Cash and cash equivalents and are maintained with major financial institutions mainly in United States. The management believes that such financial institutions are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. No allowance for doubtful accounts was recorded during the years ended December 31, 2013 and 2014.

g.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes" ("ASC 740"). Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized statement of operation in the period that includes the enactment date. The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes is more likely than not that such benefits will not be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2013 and 2014, no liability for unrecognized tax benefits was recorded.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Revenue recognition:

The Company generates revenues mainly from license fees and sublicense fees for the right to use its software products and maintenance, support, consulting and training services. The Company grants licenses to its products primarily through its direct sales force.

The Company accounts for software sales in accordance with ASC 985-605, "Software Revenue Recognition" ("985-605") pursuant to which revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company usually does not grant a right of return to its customers.

As required by ASC 985-605, the value of the software component of its multiple-element arrangements is determined by using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the support and maintenance agreements or services included. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers telephone access to technical support personnel during the term of the service. Maintenance and support services revenues are recognized ratably over the term of the agreement.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other delivered elements of the arrangement. When such services are not considered essential to the functionality of other elements of the arrangement, these revenues are recognized as a separate element of the arrangement.

Service revenues are recognized as the services are performed.

Revenues are recognized as one unit of accounting, on a straight-line basis over the term of the last deliverable based on ASC 985-605, since VSOE does not exist for undelivered elements using the bell-shaped curve approach.

Deferred revenue includes unearned amounts paid under license, maintenance and support contracts and amounts received from customers under license agreements but not recognized as revenues.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures", ("ASC 820"), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1	-	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

Level 2	-	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3	-	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

In accordance with ASC 820, the Company measures its Convertible Redeemable Preferred Stock at fair value. The fair value of the Convertible Redeemable Preferred Stock was determined using the market approach as a transaction recently occurred in the equity of the Company (see also Note 8b). The carrying amounts of cash and cash equivalents, trade receivables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2013
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Convertible Redeemable Preferred Stock	$8,242	$-	$-	$8,242

	$8,242	$-	$-	$8,242

	December 31, 2014
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Convertible Redeemable Preferred Stock	$17,094	$-	$-	$17,094

	$17,094	$-	$-	$17,094

The following tabular presentation reflects the components of the liability associated with the Convertible Redeemable Preferred Stock as of December 31, 2014:

Fair value of the Convertible Redeemable Preferred Stock

Balance at December 31, 2013	$8,242

Change in the redemption amount of Convertible Redeemable Preferred Stock	8,852

Balance at December 31, 2014	$17,094

j.	Convertible Redeemable Preferred Stock:

The Company classifies its Convertible Redeemable Preferred Stock outside of Stockholders' deficit because certain features of the Company's Certificate of Incorporation (the "COI") would require redemption of some or all classes of Convertible Redeemable Preferred Stock upon events not solely within the control of the Company. The Convertible Redeemable Preferred Stock constitute a majority of the outstanding Shares entitled to vote, and a majority of the members of the Company's Board of Directors is comprised of individuals elected by holders of the Company's Convertible Redeemable Preferred Stock.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation Stock Compensation", ("ASC 718"), which requires companies to estimate the fair value of equity based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite or derived service periods in the Company's statement of operation.

The Company recognizes compensation expense for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Binominal option-pricing model which requires a number of assumptions, of which the most significant are the fair market value of the underlying Shares of Common Stock, expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatilities of similar technology companies in the related sector index. The expected option term represents the period that the Company's stock options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of Shares of Common Stock underlying the options was determined by the Company's management with the assistance of an independent valuation firm. Because there has been no public market for the Shares of Common Stock, the Company's management has determined fair value of the Shares of Common Stock at the time of grant of using the market approach by considering a number of objective and subjective factors including data from other comparable companies, sales of Convertible Redeemable Preferred Stock to related parties, the lack of marketability of capital stock and general and industry specific economic outlook, amongst other factors.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 3:-	PROPERTY AND EQUIPMENT, NET

The composition of property and equipment is as follows:

	December 31,
	2013	2014

Cost:
Computers and peripheral equipment	$193	$254
Office furniture and equipment	16	16

	209	270

Less accumulated depreciation	117	197

Property and equipment, net	$92	$73

Depreciation expenses are $26 and $80 for the years ended December 31, 2013 and 2014, respectively.

NOTE 4:-	CREDIT LINE

On August 31, 2010, the Company secured a Short-Term Line of Credit (the "Credit Facility") of up to $750 from Commercial Bank (the "Bank") through a Loan and Security Agreement (the "Agreement"). On March 18, 2014, the Agreement was amended to increase the Credit Facility up to $1,000. Based on the terms of the Agreement, the Company pays a variable annual rate of 1.75% above the prime rate (3.25% as of December 31, 2014) in effect on borrowed Credit Facility and in return pledged all its property as collateral to the Bank. The outstanding Credit Facility amounted to $250 and $505 as of December 31, 2013 and 2014, respectively.

The collateral under the Agreement contains a number of customary restrictive terms and covenants, among others, a liquidity ratio of not less than 110% of the cash balance and trade receivables balance from the outstanding Credit Facility. As of December 31, 2013 and 2014, the Company met the aforementioned financial covenant.

In March 2015, the Company repaid the entire balance related to the Credit Facility and the outstanding accrued interest.

NOTE 5:-	LOAN

On July 10, 2014, the Company signed a loan agreement with existing investor in an amount of $500 that bore interest at the rate of 12% per annum. The accrued interest shall be due and payable quarterly in arrears commencing with the first payment due on May 1, 2015. The outstanding principal amount of the loan and all unpaid accrued interest shall be payable in cash on December 31, 2015 but early payment might be done. As of December 31, 2014, the Company recorded accrual related to unpaid interest of $30.

In March 2015, the Company repaid the entire balance related to the loan and the outstanding accrued interest.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 6:-	TAXES ON INCOME

a.
As of December 31, 2014, the Company had a U.S. federal net operating loss carry forward ("NOL") of approximately $29,060 that can be carried forward and offset against taxable income and that expires during the years 2031 to 2034. Utilization of U.S. loss carry forward may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization. Tax years 2011 through the current year remain open for examination by Federal and State tax authorities.

b.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31
	2013	2014

Deferred tax assets:
NOL carryforwards	$10,800	$11,200

Deferred tax assets before valuation allowance	10,800	11,200
Valuation allowance	(10,800)	(11,200)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and NOL are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance at December 31, 2013 and 2014.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 7:-	STOCKHOLDERS' DEFICIT AND CONVERTIBLE REDEEMABLE PREFERRED STOCK

a.	Stockholders' deficit and Convertible Redeemable Preferred Stock is composed as follows:

	December 31, 2013		December 31, 2014
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Stock of $ 0.001 par value	5,110,000	421,496	5,110,000	434,204

Series AA Convertible Redeemable Preferred Stock of $ 0.001 par value	2,150,000	1,250,000	2,150,000	1,250,000
Series AA-1 Convertible Redeemable Preferred Stock of $ 0.001 par value	250,000	145,442	250,000	145,442
Series AA-2 Convertible Redeemable Preferred Stock of $ 0.001 par value	1,910,000	1,909,244	1,910,000	1,909,244

	4,310,000	3,304,686	4,310,000	3,304,686

Total	9,420,000	3,726,182	9,420,000	3,738,890

The Common Stock entitle their holders to one vote per share on all matters to be voted on by the stockholders of the Company, to receive dividends according to Board of Directors' decision, to participate in the balance of the Company's assets remaining after liquidation, dissolution or winding up, ratably in proportion to the number of shares of Common Stock held by them, to increase or decrease shares of Common Stock, any other preferences, voting powers, relative, participating, optional or other special rights and privileges right compulsorily granted by the law to the holders of Common Stock.

The holders of Series of Preferred Stock shall have rights, preferences and privileges, as follows:

Dividend - Holders of Series Preferred Stock, in preference to the holders of Common Stock, will be entitled to receive cash dividends at the rate of eight percent of the original issue price as described in the COI per annum on each outstanding share of Series Preferred Stock. The accruing dividend will accrue from day to day, whether or not declared, and will be cumulative.

Voting - Each stockholder shall have one vote for each Common Stock held by such stockholder of record or such Common Stock as would be held by each holder of Preferred Stock if all Preferred Stock were converted to Common Stock at the then effective conversion rate, on every resolution.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 7:-	STOCKHOLDERS' DEFICIT AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (Cont.)

Liquidation preference - Based on preference of distribution, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive, out of the Company's assets or surplus funds legally available for distribution thereof, as determined and declared by the Board of Directors of the Company, dividends at an amount per share equal to the original cost, plus accrued and unpaid dividends. The aggregate liquidation preference as of December 31, 2013 and 2014 amounted to $6,660 and $7,116, respectively.

Conversion - Each holder of a Preferred Stock shall be entitled to convert, at any time and from time to time, and without payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock in ratio as determined in the COI of one to one subject to adjustments as described in the COI.

All outstanding Preferred Stock shall automatically be converted into Common Stock at the then-effective conversion rate applicable upon the occurrence date of either an affirmative vote or written consent of the holders of at least a majority of the outstanding shares of the Series Preferred Stock or closing of a firmly underwritten public offering pursuant to which the per share price is at least five times the Original Purchase Price as described in the COI and the net cash proceeds to the Company are at least $30,000.

Redemption - the holders of at least a majority of the then outstanding shares of Series Preferred Stock, voting together as a separate class, may require the Company, to redeem all of the then outstanding shares of Series Preferred Stock based of a formula equal to the greater of the liquidation preference or its fair value, as described in the COI at any date on or after the fifth anniversary of the date that the first share of any of the Series Preferred Stock is issued, which means May 2014.

Based on aforementioned redemption right, the Company has accounted and recorded all of its issued Series of Preferred Stock out of the equity, as mezzanine according to the provisions of ASC 480-10-S99 "Distinguishing Liabilities from Equity" (see also Note 2j).

b.
On January 2, 2013, the Company sold 1,909,244 shares of Series AA-2 Preferred Stock ("Series AA-2") to an existing stockholder at a price of $2.25 per share for a total gross consideration of $4,300. In connection with the Series AA-2 transaction, the Company used $2,527of the Series AA-2 proceeds to repurchase 104,558 shares of Series AA-1 at a price of $3.18 per share and 898,626 shares of Series AA at a price of $2.44 per share and repay $105 of principal and interest in outstanding promissory notes held by previous investors. The price per share was in excess of each class of Preferred Stock's corresponding liquidation value.

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 7:-	STOCKHOLDERS' DEFICIT AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (Cont.)

c.	Stock-based compensation:

On March 2, 2005, a 2005 Equity Incentive Plan (the "2005 Plan") was adopted by the Board of Directors of the Company and was amended over the years later, under which options to purchase up to 691,934 share of Common Stock have been reserved. Under the 2005 Plan, options to purchase Shares of the Common Stock of the Company may be granted to employees, advisors, directors, consultants and service providers of the Company or any subsidiary or affiliate. The default vesting schedule is up to four years, subject to the continuation of employment or service. Each option may be exercised into Shares of Common Stock during a period of ten years from the date of grant, unless a different term is provided in the option agreement. As of December 31, 2014, the Company has 158,838 Shares of Common Stock available for future grant under the 2005 Plan.

Transactions related to the grant of options to employees under the 2005 Plan during the year ended December 31, 2014, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		$	(years)

Options outstanding at beginning of year	376,451	0.71	7.7
Options granted	-
Options exercised	(12,708)
Options forfeited	(84,125)
Options outstanding at end of year	279,618	0.11	6.31

Exercisable at end of year	218,005	0.11	5.68

The weighted average grant date fair value of options granted during the year ended December 31, 2013 was $0.79.

The following table presents the assumptions used to estimate the fair values of the options granted in the period presented:

Year ended December 31, 2013

Volatility	65.13%-73.57%
Risk-free interest rate	0.12%-2.71%
Dividend yield	0%
Contractual life (years)	10
Suboptimal exercise multiple	2.3-2.8

APPFLUENT TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except stock and per stock data)

NOTE 7:-	STOCKHOLDERS' DEFICIT AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (Cont.)

As of December 31, 2014, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $45.

The allocation of the stock-based compensation for the year ended December 31, 2014 is as follows:

Year ended December 31, 2014

Research and development	$7
Selling and marketing	12
General and administrative	10

Total stock-based compensation	$29

NOTE 8:-	SUBSEQUENT EVENTS

a.
The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of financial statements to identify matters that require additional disclosure. For its annual financial statements as of December 31, 2014 and for the year then ended, the Company evaluated subsequent events through June 1, 2015, the date that the financial statements were issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

b.
On March 18, 2015, the Company has been acquired by Attunity Inc., wholly owned subsidiary of Attunity Ltd. The transaction was completed by acquisition of 100% of the shares of the Company for a total consideration which is composed of -

1.	$10,950 paid in cash on the closing date (subject to working capital adjustments), of which $1,100 is being held in escrow for one year following the closing date.

2.
$5,650 which was payable in Ordinary Shares of Attunity Ltd. reflecting a $9.71 Price Per Share (the "PPS"), such that on the closing date, approximately 582,000 Ordinary Shares of Attunity Ltd. were issued.

3.
$1,400 which is payable in Ordinary Shares of the Company based on the PPS, such that approximately 144,000 Ordinary Shares of Attunity Ltd. will be issued in September 2016 and currently are held-back to secure indemnity claims.

4.	Milestone based contingent payments in a total amount of up to $31,500, which are payable in 2016 and 2017, if earned.